Midwest Holding Inc.
2900 South 70th Street, Suite 400
Lincoln, Nebraska 68506
(402) 489-8266

February 1, 2016

Via Edgar

VIA EDGAR
Ms. Suzanne Hayes, Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549-4546

Re:	Midwest Holding Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed January 29, 2016 File No. 333-208928

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the referenced Form S-4 Registration Statement, Amendment No. 1, of Midwest Holding Inc. (the "Company"), to 5:00 p.m. Eastern Standard Time on Wednesday, February 3, 2016, or as soon thereafter as practicable. We hereby confirm that management of the Company is aware of its obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934.

We hereby acknowledge the following:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities & Exchange Commission
February 1, 2016

If there are any comments or questions with respect to the Registration Statement or the acceleration thereof, please contact our legal counsel, Reid A. Godbolt, at (303) 573-1600.

Very truly yours,

/s/ Mark A. Oliver

Mark A. Oliver
Chief Executive Officer